SAPIENTX, INC.
A Delaware Corporation

Financial Statements and
Independent Accountants' Report

December 31, 2023 and 2022

SAPIENTX, INC.

The year ended December 31, 2023 and the 11 months ended December 31, 2022

Table of Contents

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
SapientX, Inc.
Santa Cruz, CA

Opinion

We have audited the financial statements of SapientX, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2023 and the eleven months ended December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SapientX, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the eleven months ended December 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SapientX, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of SapientX, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SapientX' Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 23, 2024

SapientX, Inc.
BALANCE SHEETS

December 31, 2023 and 2022

	12/31/2023	12/31/2022
Current assets		
Cash and cash equivalents	$ 65,196	$ 875,580
Accounts receivable	6,810	-
Prepaid expenses	6,348	3,650
Other Assets	-	119,193.00
Total current assets	78,354	998,423
Property and equipment, net	10,601	13,133
Total assets	$ 88,955	$ 1,011,556
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities		
Accounts payable and accrued expenses	$ 7,123	$ 30,716
Note payable - related party, net	-	149,620
Advances - related party	9,162	29,837
Deferred Revenue	18,000	0
Total current liabilities	34,285	210,173
Total liabilities	34,285	210,173
Commitments and contingencies	-	-
Stockholders' equity (deficit)		
Preferred stock Series Seed, $0.0001 par value, 815,750 shares authorized; 784,678 shares issued and outstanding	78	78
Preferred stock Series Seed 1, $0.0001 par value, 90,000 shares authorized; 90,000 shares issued and outstanding	9	9
Preferred stock Series Seed 2, $0.0001 par value, 1,319,838 shares authorized; 1,319,838 and 1,280,998 shares issued and outstanding, respectively	133	129
Preferred stock Series Seed 3, $0.0001 par value, 3,282,140 shares authorized; 3,282,140 and 3,272,409 shares issued and outstanding, respectively	328	327
Common stock, $0.0001 par value, 19,000,000 shares authorized; 8,000,000 shares issued and outstanding	800	800
Additional paid-in capital	3,860,111	3,760,216
Shares to be Issued	-	-
Accumulated deficit	(3,806,789)	(2,960,176)
Total stockholders' equity (deficit)	54,670	801,383
Total liabilities and stockholders' equity (deficit)	$ 88,955	$ 1,011,556

See independent accountants' report and accompanying notes to the financial statements.

SapientX, Inc.
STATEMENTS OF OPERATIONS

Year ended December 31, 2023 and the 11 months ended December 31, 2022

	12/31/2023	12/31/2022
Sales	**$ 34,100**	$ -
Operating expenses		
Wages and related expense	**199,926**	311,319
Professional fees	**447,075**	383,018
Other operating expenses	**113,447**	209,775
General & administrative	**92,301**	164,299
Depreciation & amortization	**8,544**	10,034
Travel	**-**	8,600
Total operating expenses	**861,293**	1,087,045
Operating loss	**(827,193)**	(1,087,045)
Other expenses		
Interest expense	**-**	(1,750)
Net loss before income taxes	**(827,193)**	(1,088,795)
Provision for income taxes	-	-
Net loss	**$ (827,193)**	$ (1,088,795)

See independent accountants' report and accompanying notes to the financial statements.

SapientX, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Year ended December 31, 2023 and the 11 months ended December 31, 2022

	Preferred Stock Series Seed		Preferred Stock Series Seed - 1		Preferred Stock Series Seed - 2		Preferred Stock Series Seed - 3		Common Stock					
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Shares to be Issued	Accumulated Deficit	Total
Balance, January 31, 2022	784,678	$ 78	90,000	$ 9	1,280,998	$ 129	-	$ -	8,000,000	$ 800	$1,636,160	$ 32,162	$ (1,871,381)	$ (202,043)
Issuance of preferred stock for cash	-	-	-	-	-	-	3,272,409	327	-	-	1,927,430	(32,162)	-	1,895,595
Stock-based compensation											196,626			196,626
Net loss														-
														-
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(1,088,795)	$ (1,088,795)
Balance, December 31, 2022 (audited)	784,678	78	90,000	9	1,280,998	129	3,272,409	327	8,000,000	800	3,760,216	-	(2,960,176)	801,383
Issuance of preferred stock for cash	-	-	-	-	38,840	4	9,731	1	-	-	24,900	-	(19,420)	5,485
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	74,995	-	-	74,995
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	(827,193)	(827,193)
Balance, December 31, 2023 (audited)	784,678	$ 78	90,000	$ 9	1,319,838	$ 133	3,282,140	$ 328	8,000,000	$ 800	$3,860,111	$ -	$ (3,806,789)	$ 54,670

SapientX, Inc.
STATEMENTS OF CASH FLOWS

Year ended December 31, 2023 and the 11 months ended December 31, 2022

	12/31/2023	12/31/2022
Cash flows from operating activities		
Net loss	**$ (827,193)**	$ (1,088,795)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation and amortization	**2,532**	(2,310)
Stock-based compensation	**74,995**	196,626
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	**(6,810)**	28,998
Other Current Assets	**119,193**	(97,031)
Prepaid expenses	**(2,698)**	(1,977)
Deferred Revenue	**18,000**	-
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	**(23,593)**	(5,113)
Net cash used in operating activities	**(645,574)**	(969,602)
Net cash used in investing activities	**-**	-
Cash flows from financing activities		
Proceeds from issuance of preferred stock-net	**5,485**	1,921,652
Payments on shareholder loan	**(149,620)**	(41,918)
Payments on shareholder advances	**(20,675)**	(39,998)
Net cash provided by financing activities	**(164,810)**	1,839,736
Net increase (decrease) in cash and cash equivalents	**(810,384)**	870,135
Cash and cash equivalents at beginning of year	**875,580**	5,445
Cash and cash equivalents at end of year	**$ 65,196**	$ 875,580
Supplemental Disclosure		
Interest paid	**$ -**	$ -
Taxes paid	**$ -**	$ -

See independent accountants' report and accompanying notes to the financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of SapientX, Inc. ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

SapientX, Inc. was incorporated on April 6, 2016 under the laws of the State of Delaware, and is headquartered in San Francisco, California. The Company develops and markets conversational artificial intelligence ("AI") software that can be integrated into any platform and works with or without an internet connection.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31. This was changed in the 11 months ending December 31, 2022, from a fiscal year end of January 31.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in an allowance for doubtful accounts of $0 and $0 as of December 31, 2023, and December 31, 2022, respectively.

Property and equipment

Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally three years for all assets.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $9,279 and $119,191 for the year ended December 31, 2023, and the eleven months ended December 31, 2022, respectively, recorded under General & Administrative Expenses in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company primarily records revenue for services and licensing fees and recognizes revenue ratably over the service period, when the Company's performance obligation to deliver services have been achieved.

For the year ended December 31, 2023 there was $34,100 revenue and for the eleven months ended December 31, 2022 there was $0 revenue. All revenue recognized was from two customers.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Other Assets

Other Current assets consist of the following on December 31:

	12/31/2023	12/31/2022
Escrow hold	$ -	$ 116,958
Loan to Owner	-	2,235
	-	
Total Other Current Assets	$ -	$ 119,193

The escrow hold was part of the crowdsourced equity fundraising. Funds were received by the Company in 2023.

Note 3 – Property and Equipment

Property and equipment consist of the following on December 31:

	12/31/2023	12/31/2022
Computer equipment	$ 27,061	$ 21,049
Total	27,061	21,049
Accumulated depreciation	(16,460)	(7,916)
Property and equipment, net	$ 10,601	$ 13,133

Depreciation expense for the years ended December 31, 2023 and for the eleven months ended December 31, 2022 was $8,544 and $5,618, respectively.

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

	12/31/2023	**12/31/2022**
Note payable to a related party with an imputed interest rate of 8%. Note is unsecured and maturity date is December 31, 2022. Payment of principal and accrued interest due in full upon maturity.	**$ -**	$ 149,620
Total notes payable	**$ -**	$ 149,620

In addition, there is an advance to the Company of $9,159 as of December 31, 2023 and $29,831 as of December 31, 2022. There is no underlying agreement with no due date or interest payments required.

During 2020, the Company converted outstanding shareholder advances of $176,464 into a promissory note. The loan is non-interest bearing with a maturity date of December 31, 2022 and allows the Company to borrow additional proceeds up to $286,033. At December 31, 2023 and December 31, 2022, shareholder loans outstanding were $0 and $149,620, respectively. The note is recorded at the present value of the future cash flows, utilizing an imputed interest of 8%, which is fully amortized at as of December 31, 2022. The difference between the present value and face value of the note is reflected as a contra-liability and is amortized to interest expense over the life of the note. For the year ended December 31, 2023 and the 11 months ended December 31, 2022, the Company recognized interest expense associated with amortization of imputed interest discount of $0 and $0, respectively.

Note 5 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,806,789 and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 6 – Common Stock

At both December 31, 2023 and December 31, 2022, the Company has 19,000,000, $0.0001 par value, shares of common stock authorized, with 8,000,000 shares issued and outstanding. There were no common stock transactions during the year ending December 31, 2023 and the eleven months ending December 31, 2022.

Note 7 – Preferred Stock

Preferred Stock Series Seed: The Company has 815,750, $0.0001 par value shares of preferred stock authorized at both December 31, 2023 and 2022, with 784,678 issued and outstanding At December 31, 2023 and December 31, 2022, there were issued and outstanding preferred shares of 815,750.

Preferred Stock Series Seed 1: The Company has 90,000, $0.0001 par value shares of preferred stock authorized at both December 31, 2023 and 2022. At December 31, 2023 and December 31, 2022, there were issued and outstanding preferred shares of 90,000.

Preferred Stock Series Seed 2: The Company has 1,319,838, $0.0001 par value shares of preferred stock authorized at both December 31, 2023 and 2022. At December 31, 2023 and December 31, 2022, there were issued and outstanding preferred shares of 1,319,838 and 1,280,998, respectively.

Preferred Stock Series Seed 3: The Company conducted an offering of its series seed preferred stock during the December 31, 2023 and the 11 months ended December 31, 2022, issuing 3,282,140 shares of series seed 3 preferred stock for net proceeds of $1,879,715. Direct costs associated with the offering, including sharefunding, brokerage, and legal fees, totaled $272,080, and were recorded as a reduction to the proceeds received in the offering on the statements of changes in stockholders' equity.

Holders of series seed, series seed-1 and series seed-2, and series seed-3 preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. Preferred shares will automatically convert into common shares of the Company upon a registration pursuant to the Securities Act of 1933. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's amended articles of incorporation.

Note 8 – Stock Options

During 2017, the Company executed the 2016 Stock Option Plan, which authorized the issuance of up to 10,000,000 shares of the Company's common stock, of which 2,000,000 were reserved for the issuance of stock options. During 2023 and 2022, the Company issued 50,000 and 0 stock options, respectively. These options allow the holder to purchase an equal number of common shares at an exercise price ranging from $0.05 - $0.64 per share. The options vest ratably over four years from the date of grant.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding January 31, 2022	1,791,833	$ 0.66	1.83
Granted	-	-	-
Expired/Forfeited	(85,209)	-	-
Exercised	-	-	-
Outstanding December 31, 2022	1,706,624	0.23	6.08
Granted	50,000	0.64	8.01
Expired/Forfeited	(14,791)	-	-
Exercised	-	-	-
Outstanding December 31, 2023	1,741,833	0.24	5.12

The options issued were valued using the Black Scholes Merton pricing model and resulted in share based compensation expense for vested portion of stock options issued of $74,995 and $196,626 as of December 31, 2023 and December 31, 2022, respectively, and was recorded under the heading 'Other operating expenses' in the statements of operations. At December 31, 2023, there is $129,404 of unrecognized stock-based compensation expense. The assumptions utilized in the calculation of the fair value of the stock options issued are as follows:

	12/31/2023	12/31/2022
Expected term	10 years	10 years
Stock price on grant date	$0.64	$0.64
Interest rate	2.8%	2.8%
Volatility	164%-479%	164%-479%
Dividend yield	None	None

Note 9 – Related Party Transactions

During 2023 and 2022, cash was advanced to the Company by the majority shareholder, to fund operations. These advances were non-interest bearing with no set maturity date. At December 31, 2023 and December 31, 2022, shareholder advances outstanding were $9,159 and $29,831, respectively.

Note 10 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since 2020 are open for inspection. The Company is also required to file taxes in the State of California.

The provision for Federal Income tax consists of the following:

	December 31, 2023		December 31, 2022	
Net operating loss carryforward	$	3,860,111	$	2,960,176
Total net operating loss carryforwards	$	3,860,111	$	2,960,176
Deferred tax asset on NOL	$	(810,623)	$	(621,637)
Less: Valuation allowance		810,623		621,637
Deferred tax asset, net	$	-	$	-

The change in valuation was $188,986 for the year ending December 31, 2023.

Note 11 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Note 12 – Subsequent Events

Management has evaluated subsequent events through April 23, 2023, which is the date these financial statements were available to be issued and noted no subsequent events for disclosure.